Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

September 19, 2013

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Muzinich Credit Opportunities Fund (S000036430)

Dear Mr. Minore:

This letter is being filed in response to your August 29, 2013 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 520 to its registration statement.  PEA No. 520 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 16, 2013, and will automatically become effective on September 14, 2013.  The purpose of PEA No. 520 was to make certain material changes to the investment objective and strategies of the Muzinich Credit Opportunities Fund (the “Fund”), managed by Muzinich & Co., Inc. (the “Advisor”).  The Trust is filing this 497(c) definitive form of prospectus and SAI with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	If acquired fund fees and expenses (“AFFE”) is expected to exceed 0.01%, please include as a line item on the Fees and Expenses table.

The Trust responds by confirming that AFFE is not expected to exceed 0.01%.  Accordingly, no line item has been added to the Fees and Expenses table.

3.	The line item in the Fees and Expenses table with respect to “short sales” has been removed. Please confirm that the Fund will not engage in short sales or incur interest expense on short sales.

The Trust responds by confirming that the Fund has no intention of engaging in short sales as a principal investment strategy, nor will the Fund incur interest expense on short sales.

4.	Please file the “Operating Expenses Limitation Agreement” as an exhibit to the registration statement, if not already on file.

The Trust responds by confirming that the “Operating Expenses Limitation Agreement,” dated March 12, 2012, was filed as an exhibit to Post-Effective Amendment No. 446 to the Trust’s registration statement on March 12, 2012.

5.	In the “Principal Investment Strategies” section on pages 4 and 9 of the Prospectus, please define the characteristics of leveraged loans and loan participations.

Upon discussion with the Advisor, the Advisor notes that due to confusion in the marketplace, it will now refer to leveraged loans as “senior loans.”  Accordingly, the Trust responds by replacing all references to “leveraged loans” to senior loans and by revising the first paragraph of the “Principal Investment Strategies” section to read as follows:

The Credit Opportunities Fund seeks to achieve its objective by allocating the Fund’s assets among various credit sectors of the global fixed income markets which the Advisor finds attractive from time-to-time. When allocating assets into these various credit segments, the Advisor seeks to take advantage of the potential differences in return expectations over the course of a full market cycle which may arise as these different credit sectors move in and out of favor. The Fund pursues a “go-anywhere” strategy within the credit markets and will normally invest at least 80% of its net assets in corporate bonds and senior loans, including floating rate loans, that the Advisor believes have attractive risk/reward characteristics and which are issued by U.S. and foreign corporations. Senior loans represent amounts borrowed by companies or other entities.  In many cases, they are issued in connection with recapitalizations, acquisitions, leveraged buyouts and refinancings.  A senior loan typically has priority with respect to payment (to the extent assets are available) in the event of bankruptcy.  The Fund generally will acquire senior loans as assignments from lenders.  Floating rate loans have interest rates that reset periodically (annually or more frequently), generally based on a common interest rate index.

6.	In the section titled, “Principal Risks” please add disclosure for “loan participations.”

Upon discussion with the Advisor, the Advisor notes that the Fund will not utilize “loan participations,” accordingly, the Trust responds by removing all references to “loan participations” from the disclosure.

7.
The Staff notes that the Fund invests in junk bonds.  Please specify the types of junk investments in which the Fund may invest (i.e., bank distressed?), and the lowest credit quality of junk bonds permitted to be held by the Fund.  Finally, please disclose the maximum allowable percentage in junk bonds.

The Trust responds by revising the disclosure on pages 4 and 9 of the Prospectus to read as follows:

The Fund invests in both investment grade rated bonds as well as below-investment grade (or “junk”) bonds. The Fund may invest up to 25% of its assets in below-investment grade bonds rated below B- (at the time of purchase).  However, up to 100% of the Fund may be invested in bonds that are rated below-investment grade at any time.  The Fund will typically not purchase bonds that are in default.  The Fund’s investments may be unsecured or backed by receivables or other assets. The Fund may invest up to 70% of its net assets in foreign securities, including up to 40% in issuers located in emerging market countries. The Fund may invest in mutual funds or exchange-traded funds which invest principally (up to 80% of their net assets) in any of the previously mentioned types of fixed income securities and such investments will be included in the Fund’s 80% test.

8.	Please indicate whether the bonds and loans in which the Fund invests can be secured and unsecured.

The Trust responds by confirming that the bonds and loans in which the Fund invests can be either secured or unsecured.

9.
If investing in mortgage-backed securities or asset-backed securities is a principal investment strategy of the Fund, please enhance the strategy disclosure and corresponding risks disclosure in the Prospectus to reflect this.

The Trust responds by confirming that the Fund does not invest in mortgage- and asset-backed securities as a principal investment strategy.

10.
In the “Principal Investment Strategies” section on pages 4 and 9 of the Prospectus, the Fund indicates that other investment companies and exchange-traded funds are a part of its principal investment strategy; if this is the case, please explain why acquired fund fees and expenses are not included in the Fees and Expenses table.

The Trust responds by including reference to AFFE in the “Other Expenses” footnote as the Fund estimates that the expenses of such investments will amount to less than 0.01% of Fund assets.  Because the Fund is a “go-anywhere” fund there may be times when the AFFE would be included in the Fees and Expenses table; however, currently, this is not the case.

11.
In the “Principal Investment Strategies” section on pages 4 and 9 of the Prospectus, please indicate whether or not exchange-traded funds (“ETFs”) or other investment companies are included in the 80% test, if so, each ETF or other investment company that the Fund invests in should have its own 80% test for investing in bonds and loans.

The Trust responds by indicating that the Fund intends to include ETFs or other investment companies in the 80% test.  Accordingly, the Trust has added appropriate disclosure as suggested.

12.	Please undertake to sticker the Prospectus if at any time the Fund invests a material amount of its assets in any one non-U.S. country.

The Trust responds by undertaking to supplement the Prospectus if at any time, the Fund invests a material amount of its assets in any one non-U.S. country.

13.
In the Principal Strategies section of the Summary Section, please enhance the disclosure with respect to any principal investment strategies involving investments in derivatives according to the following guidance in the Letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) (the “Letter”): “Any principal investment strategies disclosure related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.  In determining the appropriate disclosure, a fund should consider the degree of economic exposure the derivatives create, in addition to the amount invested in the derivatives strategy.  This disclosure also should describe the purpose that the derivatives are intended to serve in the portfolio (e.g., hedging, speculation, or as a substitute for investing in conventional securities), and the extent to which derivatives are expected to be used. Additionally, the disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose of using derivative transactions.  The risk disclosure in the prospectus for the fund should provide an investor with a complete risk profile of the fund’s investments taken as a whole, rather than a list of the risks of various derivative strategies, and should reflect anticipated derivatives usage.”

After carefully reviewing the relevant disclosure in the Principal Strategies section of the Summary Section, the Trust responds by noting that it believes the disclosure adequately and accurately describes the Fund’s usage of derivatives in accordance with the Letter.  Furthermore, the Trust has expanded its disclosure of the use of derivatives in its Statement of Additional Information.

14.
Please expand the discussion of duration in the context of the Fund’s strategy to maintain duration between zero and four years stating the effects of short or long duration.  (Refer to FINRA Release dated February 14, 2013 and explain the impact of interest rates on duration.)

The Trust responds by expanding the disclosure as follows:

“The Advisor does not manage the Fund to any particular duration. Rather, depending on the mix of securities within the Fund’s portfolio, the average duration is expected to be between zero and four years at any point in time during normal market conditions. (Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates.)  In general, the longer the duration of the Fund’s bonds and/or loans, the greater the likelihood that an increase in interest rates would cause a decline in the price of the Fund’s shares.”

15.
With respect to “Counterparty Risk,” please add a brief discussion within the “Principal Investment Strategies” section regarding the credit standards that the Fund will follow as a guideline when determining whether it will enter into counterparty arrangements.

The Trust responds by revising the disclosure to read as follows:

“To mitigate the counterparty risk resulting in swap transactions, the Fund will only enter into swap transactions with highly rated financial institutions specializing in this type of transaction and in accordance with the standard terms laid down by the International Securities Dealers Association.”

16.
With respect to “Derivatives Risk” and “Leverage Risk” please reconcile the disclosure to correspond with the disclosure provided in the “Principal Investment Strategies” section.  (Note:  On page 4 of the prospectus, it states that derivatives “will not be used to employ leverage.”  On pages 6 and 7 of the prospectus, it indicates that derivatives can create leverage, which adds risk.)

The Trust responds by deleting the sentence, “Derivatives will not be used to employ leverage.” from pages 5 and 10 of the Prospectus.

17.
Please expand the disclosure in the “Purchases by Mail” section of the Prospectus to include a discussion regarding the fact that NAVs will be calculated using the next day’s NAV after receipt by the transfer agent of purchase order requests, noting that the receipt by the U.S. Postal Service, does not constitute receipt by the Fund.

The Trust responds by explaining supplementally that “receipt” constitutes the following and believes that this definition mitigates any risks or uncertainty that may otherwise be associated with this term, and therefore, does not believe that additional risk disclosure is necessary: all mail is sent to a post office box in Milwaukee, Wisconsin and is retrieved on behalf of the Fund by USBFS, as transfer agent, daily at 5:00 a.m. CST and again at 7:30 a.m. CST.  The majority of the day’s mail is received by this time.  Daily at 11:30 a.m. CST, USBFS contacts the post office to determine if additional mail has been received in which case USBFS will pick it up for same day processing.  Additional items are not typically received after 11:30 a.m. CST.

18.	If the Fund’s portfolio holdings policy is provided on the Fund’s website, please revise the disclosure in the Prospectus to reflect that it is available on the website.

The Trust responds by leaving the statement as is.  The Fund’s portfolio holdings policy is available in its SAI, which is on the website, but the policy is not located on the Fund’s website as a separate document.

Statement of Additional Information (“SAI”) (Non-Fundamental Restrictions)

19.
On page 16 of the SAI under the heading, “Fundamental Limitations,” please expand the disclosure in No. 1 to make clear what is prohibited by the 1940 Act with respect to each of the items listed (i.e., discuss segregated accounts).

The Trust responds by enhancing the disclosure in the document to discuss the 1940 Act prohibitions (i.e., segregated accounts).

20.	Please add disclosure regarding securities lending, if applicable. (See, State Street No Action Letter Release No. 10666.)

The Trust responds by revising the disclosure as requested.

21.
Please add an anti-leveraging non-fundamental policy and a non-fundamental policy prohibiting mortgaging, pledging or hypothecating assets of the Fund except in connection with any borrowings and only with respect to 33-1/3 of the Fund’s assets.

The Trust responds by adding the following disclosure to the SAI on page 17.

2.	The Fund may not, with respect to fundamental investment restriction 1 above, purchase portfolio securities while outstanding borrowings exceed 5% of its assets.

3.	The Fund may not mortgage, pledge or hypothecate any of its assets except in connection with any such borrowings and only with respect to 33-1/3% of its assets.

22.	In the following paragraph of the SAI, please make it clear that any actions taken by the Fund will be limited to bringing the Fund into compliance:

“Except with respect to borrowing, if a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus is adhered to at the time a transaction is effected, later changes in the percentage or rating resulting from any cause other than actions by a Fund will not be considered a violation of the Fund’s investment restrictions. If the value of a Fund’s holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, the Fund will not make any further purchases of illiquid securities and the Board will consider what actions, if any, are appropriate to maintain adequate liquidity.”

The Trust responds by inserting the following sentence to the paragraph:

“Additionally, any immediate future transactions with respect to the security in question, will be consistent with the Fund’s investment restrictions.”

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP